Exhibit 107.1

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering of Offering B is $45,000, the maximum aggregate offering price of Offering C is $61,000 and the maximum aggregate offering price of Offering D is $10,000.